SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Blacksands Petroleum, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

09250Y 10 3

(CUSIP Number)

Adam S. Gottbetter, 488 Madison Avenue, New York, NY 10022  (212) 400-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09250Y 10 3

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darren Stevenson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Item 5) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the “Common Stock”), of Blacksands Petroleum, Inc. (formerly known as Lam Liang Corp.), a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is Suite 1250, 645 7th Avenue SW, Calgary, Alberta Canada T2P 4G8.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by Darren Stevenson. His address is Suite 1250, 645 7th Avenue SW, Calgary, Alberta Canada T2P 4G8.

Mr. Stevenson is principally employed as President, Chief Executive Officer and Secretary of the Company.

Mr. Stevenson is a citizen of Canada.

During the last five years, Mr. Stevenson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Stevenson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Stevenson used his own funds to acquire shares of the Company’s Common Stock in May of 2006. He has subsequently sold all of these shares back to the Company pursuant to a clause in his Employment Agreement with the Company, dated April 22, 2006, in which Mr. Stevenson granted the Company the right to purchase these shares.

Item 4.	Purpose of Transaction.

Mr. Stevenson had acquired the shares of Common Stock mentioned in the original filing of this schedule for investment purposes.

Mr. Stevenson entered into a Stock Option Agreement with the Company pursuant to which Mr. Stevenson will receive options to acquire up to 1,000,000 shares of the Company if the Company raises various sums of money. Under the Stock Option Agreement, Mr. Stevenson will immediately receive options to purchase up to 100,000 shares of Common Stock. Mr. Stevenson will receive additional options to purchase 200,000 shares of Common Stock on January 1, 2007, 200,000 shares of Common Stock if the Company conducts a placement of at least US$10,000,000 and 500,000 shares of Common Stock if the Company conducts a placement of at least US$50,000,000. All of the options, once vested, are exercisable at $2.00 per share. The Agreement anticipated that the Company would enact a 30:1 forward stock split, and the share amounts for which the options are exercisable are on a post-split basis. This split occurred in June 2006, and as a result, if all the options were granted under the Stock Option Agreement, they would represent 1,000,000 out of 33,000,000 shares, or 3.0%.

Mr. Stevenson entered into an Employment Agreement (the “Employment Agreement”) with the Company on April 22, 2006. The Employment Agreement provides Mr. Stevenson with $60,000 (Canadian) per annum, to be increased to $120,000 (Canadian) per annum in the event that the Company conducts a placement of it securities of at least US$50,000,000. The term of the Employment Agreement is for two years. Pursuant to the Agreement, Mr. Stevenson granted the Company a right to purchase his shareholding of 30,000,000 shares of Common Stock for $50,000 (the “Purchase Right”).

Item 5.	Interest in Securities of the Issuer.

(a)  Mr. Stevenson is the direct and beneficial owner of 0 shares of the Common Stock, which represents approximately 0% of the issued and outstanding shares of the Company’s Common Stock.

(b)  Mr. Stevenson has the sole power to vote and the sole power to dispose of 0 shares of Common Stock.

(c)  Pursuant to Mr. Stevenson’s Employment Agreement with the Company and his grant to the Company of the right to purchase his shareholdings of 1,000,000 shares of Common Stock (which became the right to purchase his 30,000,000 shares of Common Stock after a 30:1 forward split in June of 2006), the Company purchased 30,000,000 shares of Common Stock from Mr. Stevenson on November 6, 2006 for $50,000, or $0.0016666 per share.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Mr. Stevenson ceased to be the beneficial owner of more than five percent of the Company’s Common Stock on November 6, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company or any person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT A Employment Agreement, dated April 22, 2006, between Darren Stevenson and Lam Liang Corp. (incorporated by reference to Exhibit A to the Schedule 13D filed on May 8, 2006, reference number 005-81757)

EXHIBIT B Stock Option Agreement, dated April 22, 2006, between Darren Stevenson and Lam Liang Corp. (incorporated by reference to Exhibit B to the Schedule 13D filed on May 8, 2006, reference number 005-81757)

EXHIBIT C Securities Purchase Agreement, dated May 5, 2006, between Darren Stevenson and Dr. Anchana Chayawatana. (incorporated by reference to Exhibit C to the Schedule 13D filed on May 8, 2006, reference number 005-81757)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2006                                /s/ Darren Stevenson
Darren Stevenson